08001168

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Education Resources, Inc.

*CURRENT ADDRESS Suite 1118, 925 West Georgia St.
Vancouver, British Columbia V6C 3L2

**FORMER NAME

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35157 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
2G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS

DAT : 3/11/08

AR/S
12-31-06

Consolidated Financial Statements

China Education Resources Inc.

(Expressed in United States Dollars)
Years ended December 31, 2006 and 2005

AUDITORS' REPORT

To the Shareholders of
China Education Resources Inc.

We have audited the consolidated balance sheets of **China Education Resources Inc.** as at December 31, 2006 and 2005, the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
March 5, 2007

Chartered Accountants

China Education Resources Inc.

CONSOLIDATED BALANCE SHEETS

[See note 1 - Basis of presentation]

As at (Expressed in U.S. Dollars)	31-Dec-06	31-Dec-05
	$	$
ASSETS		
Current		
Cash and Cash Equivalents (note 4)	2,562,771	2,813,802
Accounts receivable (note 5)	406,647	1,551,314
Due from related parties (note 10)	-	3,428
Inventory	151,200	150,329
Prepaid expenses & deposits	86,774	40,669
Assets of discontinued operations (note 14)	-	515,457
Total current assets	3,207,392	5,074,999
Due from related parties (note 10)	153,501	180,841
Long term other receivable (note 6)	582,190	945,081
Assets of discontinued operations (note 14)	-	1,073,619
Future income tax asset (note 15)	-	141,148
Equipment and website development costs (note 8)	3,145,365	1,770,010
Goodwill (note 2)	2,802,128	2,713,310
Total assets	9,890,576	11,899,008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,826,632	2,370,958
Income tax payable	1,587,791	1,335,287
Liabilities of discontinued operations (note 14)	-	1,106,029
Loans payable (note 11)	13,688	25,566
Total current liabilities	3,428,111	4,837,840
Future income tax liability (note 15)	439,004	485,825
Long-term payable (note 7)	38,910	-
Total liabilities	3,906,025	5,323,665
Non-controlling interest	132,659	778,120
Commitments (note 9)		
Shareholders' equity		
Share capital (note 12)	25,886,237	23,788,700
Contributed surplus (note 13)	999,965	621,127
Cumulative translation adjustment	125,184	(21,497)
Deficit	(21,159,494)	(18,591,107)
Total shareholders' equity	5,851,892	5,797,223
Total liabilities and shareholders' equity	9,890,576	11,899,008

See accompanying notes to consolidated financial statements.
On behalf of the Board:

"CF Zhou"
CHENGFENG ZHOU

"Ron Shon"
RONALD SHON

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended (Expressed in U.S. Dollars)	31-Dec-06	31-Dec-05
	$	$
REVENUE		
Sales	1,435,581	6,016,587
Cost of sales	1,210,001	3,521,689
Gross profit	225,580	2,494,898
EXPENSES		
Selling and General and administrative (note 10)	1,838,385	1,181,716
Amortization (note 8)	115,227	69,895
Bad debts	656,141	361,681
Impairment of investment in ESL project	-	68,787
Stock-based compensation (note 13)	585,304	91,039
	3,195,057	1,469,175
Profit (loss) before other earnings (expense) and income taxes	(2,969,477)	721,780
Other income (expense)	99,492	(23,617)
(Loss) income before items listed below	(2,869,985)	698,163
Total income tax expense (note 15)	231,234	897,464
Loss before non-controlling interest and discontinued operations	(3,101,219)	(199,301)
Non-controlling interest - share of (income) loss	288,444	(135,095)
Net loss from continuing operations	(2,812,775)	(334,396)
Gain (loss) from discontinued operations (note 14)	244,388	(376,027)
Loss for the year	(2,568,387)	(710,423)
Deficit, beginning of year	(18,591,107)	(17,880,684)
Deficit, end of year	(21,159,494)	(18,591,107)
Earnings (loss) per share - basic and diluted		
- Continuing operations	(0.0762)	(0.0104)
- Discontinued operations	0.0066	(0.0116)
Loss for the year	(0.0696)	(0.0220)
Basic and diluted, weighted average number of shares outstanding	36,886,587	32,290,264

See accompanying notes to consolidated financial statements.

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

For the years ended	31-Dec-06	31-Dec-05
	$	$
OPERATING ACTIVITIES		
Net loss from continuing operations	(2,812,775)	(334,396)
Items not involving use of cash:		
Amortization	115,227	69,895
Bad debts	656,141	361,681
Loss on disposal - equipment	-	16,781
Stock based compensation	585,304	91,039
Impairment of investment	-	68,787
Future income tax expense (recovery)	184,286	248,925
Non-controlling interest	(288,444)	135,095
	(1,560,261)	657,807
Changes in non-cash operating working capital		
Accounts receivable	947,896	(525,655)
Inventory	3,972	135,831
Prepaid expenses and deposits	(43,921)	24,174
Accounts payable & accrued liabilities	(566,699)	258,659
Income tax payable	252,504	722,539
Cash provided by (used in) operating activities	(966,509)	1,273,355
INVESTING ACTIVITIES		
Additions to equipment and website development cost	(1,865,003)	(1,428,594)
Advances to related parties	3,473	(8,079)
Proceeds on sale of NEB	722,981	-
Loan receivable	-	(465,989)
Cash used in investing activities	(1,138,549)	(1,902,662)
FINANCING ACTIVITIES		
Issue of common shares	1,891,071	2,393,894
Common share issue costs and finder fees	-	(64,196)
Dividend to non-controlling interest	-	(36,621)
Repayment of advances from related parties	-	(54,233)
Repayment of automobile loan	(11,878)	(14,076)
Repayment of promissory note	-	(500,000)
Cash provided by financing activities	1,879,193	1,724,768
Exchange loss on cash and cash equivalents	(25,166)	(1,009)
Increase (decrease) in cash and cash equivalents	(251,031)	1,094,452
Cash and Cash equivalent beginning of year	2,813,802	1,719,350
Cash and Cash equivalent, end of year	2,562,771	2,813,802

China Education Resources Inc.

Supplemental disclosure of cash flow information		
Interest paid	7,066	129,798
Taxes paid	26,335	15,384

Please refer to note 14 for the cash flow detail of the discontinued operations and see accompanying notes to consolidated financial statements.

China Education Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries ("China Education" or the "Company"), distributes educational textbooks and materials developed by the Company to bookstores and schools in China. During the fiscal year ended 2006, the Company began transitioning its business from its traditional textbook distribution business and began focusing all of its efforts and resources on the development of an education internet portal which will provide educational content, resources and training programs to its users.

The Company was incorporated under the laws of the *Company Act, British Columbia* on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Going concern
The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $2,568,387 for the year ended December 31, 2006 [2005 - $710,423] and at December 31, 2006 has an accumulated deficit of $21,159,494 [2005 - $18,591,107].

The Company's future business plan focuses on the operation of an internet education portal. The ability of the Company to continue as a going concern is dependant upon the Company's ability to successfully complete the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company's future business plan. The Company is currently reviewing its financing options in anticipation of raising additional capital during 2007. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries:

[i] CEN China Education Network Ltd. ("CEN Network"), which is wholly owned and is incorporated under the Company Act (British Columbia). This company is inactive.

[ii] China Education International Inc. and CEN China Education Overseas Corporation are wholly-owned and are incorporated in the British Virgin Islands. All companies are inactive.

[iii] CEN Smart Networks Ltd. ("CEN Smart"), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

[iv] Today's Teachers Technology & Culture Ltd. ("TTTC") was acquired on August 1, 2002 as a 70% owned subsidiary of CEN Smart. On September 23, 2004, China Education, through CEN Smart, acquired an additional 17% interest in TTTC. As at 2005, the Company's effective ownership interest in TTTC is 78.3%. On September 30, 2006, China Education, through CEN Smart, acquired the remaining 13% in TTTC [note 7]. As at December 31, 2006, the Company's effective ownership interest in TTTC is 90%.

[v] Northern Education Books Ltd.("NEB") was acquired on September 26, 2003 which was an 80% owned subsidiary of CEN Smart until its sale on April 25, 2006 [note 14].

All significant intercompany transactions and balances have been eliminated.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates. The most significant estimates included in these consolidated financial statements are the valuation of website development cost, future income tax assets, accounts receivable provision and impairment assessments of website development cost and goodwill. Actual results could differ from the estimates used.

The company is currently focused on developing an education internet portal which aims to provide online training, educational content and resources to its users. Management currently expect the portal business will generate the majority of the company's revenue in the near future. The recoverability of website development cost and management assessment that goodwill is not impaired is currently supported by management's best estimate of projected cash flows from the new portal business. Because the internet portal business has not yet reached commercial stage, the actual results are highly uncertain and could differ significantly from management's estimates resulting in significant adjustment to the carrying value of website & internet portal and goodwill.

Cash and Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management's assessment of the credit history with the customer and current relationships with them.

Inventory

Inventories, which consist of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Equipment

Capital assets are recorded at cost. Amortization is provided for over the estimated useful life of the assets commencing when the asset is brought into use, using the following method and annual rates:

Computer equipment	2 – 5 years straight line
Software	2 years straight line
Office equipment	5 years straight line
Motor vehicles	3 - 5 years straight line

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost, net of cost recovery from incidental revenues and are amortized when brought into use over the expected useful life on a straight line basis.

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of an asset are less than the carrying value of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate rate. All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Goodwill (cont'd)

allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

Revenue recognition

Sales from product sales are recognized when title and risk are transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Sales from distribution and consulting services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods. Sales from distribution and consulting services are not material.

Interest income is recognized when earned.

Foreign currency translation

The Company's reporting currency is the US dollar. All of the Company's operating subsidiaries are located in China. They are considered to be self sustaining operations and their functional currency is RMB. Parent company's functional currency is Canadian dollar. Accordingly, the financial statements are translated to the U.S. dollar using the current rate method. Under the current rate method, amounts are translated using the current rates of exchange for assets and liabilities and using average rates for the year for revenues and expenses. Gains or losses resulting from these translation adjustments are deferred in a separate component of shareholder's equity ("cumulative translation adjustment") until there is a realized reduction in the parent's net investment in the foreign operations.

Stock-based compensation

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870") with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock-based payments to employees and non-employees. Stock-based compensation granted to employees and non-employees is expensed at the fair value as determined using the Black-Scholes option valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Future income taxes

The Company uses the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents consisting of options to acquire common shares that are outstanding at December 31, 2006 and 2005 are anti-dilutive, however, they may be dilutive in future.

3. COMPARATIVES

Certain 2005 comparative figures have been reclassified to conform to the financial statements presentation adopted for 2006.

4. CASH AND CASH EQUIVALENTS

	2006 $	2005 $
CDN dollar bank account [i]	1,645,737	702,680
USD dollar bank account	157,146	18,785
Chinese RMB bank account [ii]	759,888	2,092,337
	2,562,771	2,813,802

[i] Canadian dollar bank account represented the local currency of C$1,919,555 [2005 – C$819,339].
[ii]Chinese RMB bank account represented the local currency of RMB 5,946,000 [2005 - RMB 17,024,000].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2006 and 2005

5. ACCOUNTS RECEIVABLE

	2006 $	2005 $
Trade receivables	355,623	965,931
Other receivables	280,181	221,496
Bad debt provision	(229,157)	-
	406,647	1,187,427
Proceeds to be received for the private placement issued on December 20, 2005	-	363,887
	406,647	1,551,314

6. LONG-TERM OTHER RECEIVABLE

Loan due from Shengshi Education Service Company ("Shengshi") [i]	976,015	945,081
Bad debt provision	(393,825)	-
	582,190	945,081

[i] Shengshi is a non-related business partner of one of the Chinese subsidiaries. The total loan due from Shengshi was $976,015 (RMB 7,630,000) of which $507,835 (RMB 3,970,000) was non-interest bearing and was due September, 2006, $168,852 (RMB 1,320,000) was bearing 10% interest and was due on June 2006 (December 31, 2005 – 10%) and $299,328 (RMB 2,340,000) was bearing 10% interest and was due on August 2006 (December 31, 2005 – 10%). Of the total loan, RMB 4,551,269 was collateralized by the shares of the Company owned by Beijing Anli Information and Consulting Company ("Anli") and a shareholder of the Company. In 2006, management determined the collectibility of this loan became uncertain. In light of this uncertainty management set up a provision of $393,825 [RMB3,078,731] for the portion of the loan that is unsecured and did not accrue the interest income.

7. BUSINESS ACQUISITIONS

Today's Teachers Technology & Culture Ltd. ("TTTC")

On August 1, 2002, the Company, through CEN Smart (a 90% owned subsidiary), acquired a 70% interest in TTTC, a distributor of educational products based in China. As a result of a net liability position of the non-controlling interest at the time of acquisition, no allocation of net assets was made to the non-controlling interest. However, the non-controlling interest has immediate claim to future profits, based on interest percentage, from the date of acquisition. On September 23, 2004, the Company, through CEN Smart, acquired an additional 17% interest in TTTC to increase its effective ownership interest in TTTC to 78.3%. On September 30, 2006, the Company through CEN Smart, acquired the remaining 13% in TTTC. As at December 31, 2006, the Company's effective ownership interest in TTTC is 90%.

The aggregate purchase price for acquiring the additional 13% interest in TTTC was $99,788 [RMB 790,000] cash payable over four years with $25,263 [RMB 200,000] paid in March 2007, $25,263 [RMB 200,000] due on or before December 31, 2007, $25,262 [RMB 200,000] due on or before December 31, 2008 and $24,000 [RMB 190,000] due on or before December 31, 2009. The cash payment after discounting at 10% over the payment term was $87,140.

As a part of the purchase agreement, the Company was also discharged from the non-controlling interest shareholder's share of earnings of TTTC accumulated from prior years totaling $357,018. This step acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed as follows:

Assets acquired	**$**
Current assets (including cash of $91,000)	304,777
Equipment	7,804
Website development cost	27,301
Total assets acquired	339,882
Liabilities assumed	
Current liabilities	606,966
Future income tax liabilities	2,794
Net liabilities assumed	(269,878)
Cash consideration (of which $38,910 is due after 2007)	87,140
Discharge of non-controlling interest accumulated	
Share of earnings	(357,018)
Excess of discharge of over cash consideration	(269,878)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2006 and 2005

8. EQUIPMENT AND WEBSITE DEVELOPMENT COST

	Cost $	Accumulated amortization $	Net book value $
2006			
Computer equipment	316,110	107,614	208,496
Software	70,398	70,398	—
Office equipment	88,142	28,961	59,181
Motor vehicles	398,442	164,964	233,478
Website development costs (note 2)	2,644,210	—	2,644,210
	3,517,302	371,937	3,145,365

	Net book Cost $	Accumulated Amortization $	Net Book Value $
2005			
Computer equipment	150,699	127,558	23,141
Software	70,398	70,398	—
Office equipment	44,081	22,292	21,789
Motor vehicles	349,065	96,181	252,884
Website development costs (note 2)	1,472,196	—	1,472,196
	2,086,439	316,429	1,770,010

Also see note 11.

9. COMMITMENTS

The Company has commitments in respect of office and warehouse leases in China requiring the following payments:

	$
2007	58,517
2008	3,392
Total	61,909

The Company's subsidiary, TTTC, has entered into an agreement with a Chinese government agency to reference its name in the Company's internet training website, whereby the Company agreed to pay $151,900 (RMB1,200,000) per year until 2009 and $63,300 (RMB500,000) in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	2006 $	2005 $
Due from BDR investment [i]	-	3,428
Due from Beijing Anli Information and Consulting Company ("Anli"), Net of bad debt provision of $33,259 [2005-Nil] [ii]	153,501	180,841
Total	153,501	184,269
Less current	-	3,428
Long – term	153,501	180,841

[i] BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The amount was received in 2006. The Company rents office space from BDR. The Company paid total rent of $19,423 and $17,538 for years ended December 31, 2006 and 2005, respectively.

[ii] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $153,501 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was subsequently extended. On October 31, 2006, the loan was extended for another one-year term and is due on or before October 31, 2007. As at December 31, 2006, the loan was collateralized by the shares of the Company owned by Anli. The Company's subsidiary, CEN Smart rent its office space from Anli and paid rent of $20,354 [2005 - $20,100] to Anli in 2006.

[iii] The Company paid management fees of $52,795 and $11,133 to a corporation controlled by an officer of the Company for the years ended December 31, 2006 and 2005, respectively.

11. LOANS PAYABLE

	2006 $	2005 $
Automobile loan [i]	13,688	25,566

[i] The loan is due on November 14, 2007 with interest bearing at 5.58% per annum and is secured by four automobiles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

12. SHARE CAPITAL

[a] Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b] Issued and outstanding

Common Shares	No. of Shares	Total Shares Capital
December 31, 2004	30,580,492	$ 21,261,749
Issued for cash	4,753,093	2,720,077
Share Issuance Costs	-	(255,998)
Issued for exercise of warrants including reclassification from contributed surplus of $25,170	88,000	62,872
December 31, 2005	35,421,585	$ 23,788,700
Issued for exercise of warrants including reclassification from contributed surplus of $173,819	2,334,398	1,939,944
Issued for exercise of options including reclassification from contributed surplus of $32,647 attributed to stock-based compensation	167,500	157,593
December 31, 2006	**37,923,483**	**$ 25,886,237**

During the year ended December 31, 2006, the following changes in issued share capital occurred:

[i] In 2006, 2,334,398 warrants were exercised with an exercise price ranging from $0.57 to $0.88 per share for total proceeds of $1,766,125.

[ii] In 2006, 167,500 stock options were exercised with an exercise price ranging from $0.44 to $0.80 per share for total proceeds of $124,946.

12. SHARE CAPITAL (cont'd)

During the year ended December 31, 2005, the following changes in issued share capital occurred:

[iii] The Company completed a private placement on December 20, 2005, consisting of 2,564,438 common shares at $0.6898 (C$0.8) per common share and 1,282,219 one year purchase warrants exercisable during the first 6 months after the issuance at $0.862 (C$1.00) and at $1.293 (C$1.50) from the seventh to the twelfth month after the issuance. Gross proceeds were $1,769,035. As at December 31, 2005 $1,405,148 in cash was received. The balance was received in January and March 2006. The fair market value of the warrants was $86,699 (C$100,543) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.56%; (ii) expected volatility of 65.21%; an estimated life of 0.5 years and (iv) and expected dividend rate of 0%.

The Company agreed to pay the total finder fees of $29,111 (C$33,760) in cash in connection with the private placement.

[iv] The Company completed a private placement on June 16, 2005, consisting of 1,140,000 common shares at $0.4039 (C$0.5) per common share and 1,140,000 purchase warrants exercisable at $0.525 (C$0.65) per warrant for total gross proceeds of $460,494. The Company incurred share issue costs of $2,706. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire one and a half years after issue. The fair market value of the warrants was $63,203 (C$78,233) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

The Company agreed to pay a finder fee of $20,109 (C$24,850) in cash in connection with the private placement. The Company also granted the right to a broker to purchase 100,500 units at a price of $0.4039 (C$0.5). Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant is exercisable for one additional common share at any time on or before December 16, 2006 at a price of $0.525 (C$0.65) per warrant share. The fair market value of the common shares was $8,677 (C$10,741) and the fair market value of warrants was $5,572 (C$6,897) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

On June 3, 2005, the Company repriced 481,926 warrants issued on January 17, 2005, in connection with a private placement of 1,048,655 units, each unit consisting of one common share and one half of one warrant. The exercise price of the warrant was repriced from $0.936 (C$1.14) to $0.577 (C$0.72). The repricing applied to all warrants, with the exception of an aggregate total of 42,401 warrants issued to insiders. The total adjustments of repricing were $12,641 (C$15,913) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.46 years and (iv) and expected dividend rate of 0%.

[v] The Company completed a private placement on January 17, 2005, consisting of 1,048,655 common shares and 524,327 purchase warrants exercisable at $0.468 (C$0.57) for total gross proceeds of $490,548. The Company incurred share issue costs of $2,995. The share purchase warrants are convertible to common shares at a ratio of 0.5:1 and expire two years after issue. The $15,011 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.02%; (ii) expected volatility of 52.75%; an estimated life of 2 years and (iv) and expected dividend rate of 0%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

12. SHARE CAPITAL (cont'd)

[c] Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee's employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

In 2006, the Company granted 704,000 stock options to its officers and employees with an exercise price of $0.937 (C$1.05) per share, being the fair market value of the underlying stock at the time of the grant. The options were vested on September 11, 2006 with a five year term. In December 2006, the board of directors of the Company approved to accelerate the vesting period of all of the unvested stock options to become vested immediately. The unamortized compensation costs prior to the modification of $47,797 and the incremental value of the amended stock options of $19,015 calculated using the Black Scholes Option pricing model were expensed in 2006.

In 2005, the Company granted 1,815,500 stock options to its directors, employees and consultants with a weighted average exercise price of $0.65 (C$0.77) per option, being the fair market value of the underlying stock at the time of the grant. The options were vesting from February 15, 2005 to October 20, 2009 and had a five year term.

A summary of the status of the Company's stock options plans at December 31 is as follows:

	December 31, 2006			December 31, 2005		
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $
Outstanding, beginning of year	3,164,900	0.66	0.89	2,112,400	0.67	1.02
Granted	704,000	0.94	1.05	1,815,500	0.65	0.77
Exercised	(167,500)	0.75	0.86	(88,000)	0.40	0.50
Expired / forfeited	(527,400)	0.70	0.79	(675,000)	0.68	1.03
Outstanding, end of year	3,174,000	0.70	0.92	3,164,900	0.66	0.89
Exercisable, end of year	3,174,000	0.70	0.92	1,491,980	0.63	0.91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2006 and 2005

12. SHARE CAPITAL (cont'd)

The following table provides details of options outstanding at December 31, 2006:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2006	Number exercisable at December 31, 2006	Weighted average life remaining years
0.56	0.67	870,000	870,000	3.30
0.67	0.90	100,000	100,000	2.28
0.78	1.05	2,204,000	2,204,000	2.55
		3,174,000	3,174,000	2.52

The following table provides details of options outstanding at December 31, 2005:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2005	Number exercisable at December 31, 2005	Weighted average life remaining years
0.42	0.50	167,500	67,500	2.87
0.57	0.68	945,000	338,748	4.40
0.64	0.90	352,400	319,066	1.87
0.74	1.05	1,700,000	766,666	2.29
		3,164,900	1,491,980	3.27

The fair value of each option vested is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2006 $	2005 $
Risk-free interest rate	3.8%	3.53%
Dividend yield	0%	0%
Expected volatility	76.6%	58.36%
Expected life	4 years	3.59 years

For the year ended December 31, 2006, the Company incurred non-cash stock based compensation expense of $585,304 [2005 - $91,039] related to stock options granted to employees and consultants.

The weighted average fair value of an option granted during the year ended December 31, 2006 was $0.66 [2005 - $0.26].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

12. SHARE CAPITAL (cont'd)

[d] Warrants

The following table summarizes the status of the Company's share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2005	Exercised	Expired	Balance, December 31, 2006
$0.64 (C$0.85)	January 8, 2006	200,000	-	(200,000)	-
$0.74 (C$1.00)	April 21, 2006	475,850	(391,000)	(84,850)	-
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	524,327	(24,430)	-	499,897
$0.53 (C$0.65)	December 16, 2006	1,240,500	(935,500)	(300,000)	-
$1.00 (C$0.86)	June 20, 2006	1,277,219	(983,468)	(298,751)	-
		3,717,896	(2,334,398)	(883,601)	499,897

Price	Expiry date	Balance, December 31, 2004	Issued	Exercised	Balance, December 31, 2005
$0.64 (C$0.85)	January 8, 2006	200,000	-	-	200,000
$0.74 (C$1.00)	April 21, 2006	475,850	-	-	475,850
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	-	524,327	-	524,327
$0.53 (C$0.65)	December 16, 2006	-	1,240,500	-	1,240,500
$1.00 (C$0.86)	June 20, 2006	-	1,282,219	(5,000)	1,277,219
		675,850	3,047,046	(5,000)	3,717,896

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

13. CONTRIBUTED SURPLUS

	2006 $	2005 $
Stock based compensation for Employees, Directors and Consultants	585,304	91,039
Warrants issued in connection with private placements	-	179,163
Warrants repricing on June 2005	-	12,641
Exercise of options and warrants	(206,466)	(25,170)
Total contributed surplus for the year	378,838	257,673
Opening balance, beginning of year	621,127	363,454
Closing balance, end of year	999,965	621,127

14. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C$1.2 million). The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195). The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000). The Company has provided a full allowance against the balance of the unpaid proceeds of $351,930 as its collection is uncertain. As at April 25, 2006, the assets disposed of consisted primarily of inventories, investment in book projects and equipment. The majority of the liabilities were tax expenses. The gain on sale of NEB was $280,296.

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB. Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, Consolidated Balance sheets, and Consolidated Cash Flow Statements. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

14. DISCONTINUED OPERATIONS (cont'd)

Below is the summarized financial information for the Company's discontinued operations:

NORTHERN EDUCATION BOOKS LTD.
BALANCE SHEET

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05
	$	$
ASSETS		
Current		
Cash	47,336	395,527
Other current assets	457,142	119,930
Current assets of discontinued operations	504,478	515,457
Investment in book projects	177,597	176,563
Equipment	1,127	1,313
Goodwill	895,743	895,743
Total assets of discontinued operations	1,578,945	1,589,076
LIABILITIES		
Current		
Accounts payable and accrued liabilities	358,095	331,209
Income tax payable	778,165	774,820
Total liabilities of discontinued operations	1,136,260	1,106,029
Net assets of NEB disposed	442,685	483,047

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2006 and 2005

14. DISCONTINUED OPERATIONS (cont'd)

NORTHERN EDUCATION BOOKS LTD.
STATEMENT OF OPERATIONS

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05
	$	$
REVENUE		
Sales	2,142	616,678
Cost of sales	(1,586)	(500,361)
Gross profit	556	116,317
EXPENSES	36,464	-
Loss before income taxes	(35,908)	(167,333)
Income tax expense	-	(208,861)
Net loss from discontinued operations	(35,908)	(376,027)
Gain on sale of NEB	280,296	-
Gain (loss) from discontinued operations	244,388	(376,027)

NORTHERN EDUCATION BOOKS LTD.
CASH FLOW STATEMENT

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05
	$	$
Cash (used in) provided by operating activities of discontinued operations	(347,157)	105,945
Cash used in investing activities of discontinued operations	(1,034)	(5,594)
Net cash outflow	(348,191)	(111,539)
Cash, beginning of year	395,527	507,066
Cash, end of year	47,336	395,527

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2006 and 2005

15. TAXATION

The Company is subject to Canadian federal and provincial income taxes at an approximate rate of 34.12% [2005 – 34.87%]. The Company's Chinese subsidiaries are subject to Chinese taxes.

The reconciliation of the provision (recovery) for income taxes at the Canadian statutory rate compared to the Company's income tax expense as reported is as follows:

Tax expense (recovery) at Canadian statutory rates

	2006 $'000	2005 $'000
Income (loss) before taxes, non-controlling interest and discontinued operations	(2,870)	698
Statutory tax rate	34.12%	34.87%
Combined Canadian federal and provincial income taxes at expected rate	(979)	243
Foreign income tax rate differential	197	26
Change in valuation allowance	567	(42)
Utilization of loss carried forward	137	-
Non deductible expenses	404	439
Expiration of loss carry forwards	157	184
Rate change and others	(252)	47
Total	231	897

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006 $'000	2005 $'000
Excess of tax base over accounting base for certain current assets and liabilities	616	141
Net operating loss carried forward	1,385	1,294
Net capital losses carried forward	483	483
Other	17	15
Total future tax assets	2,501	1,933
Valuation allowance	(2,359)	(1,792)
Future income tax assets	142	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2006 and 2005

15. TAXATION (cont'd)

	2006 $'000	2005 $'000
Excess of accounting base over tax base relating to website development cost	581	486
Future income tax liabilities	581	486
Net future income tax assets	-	141
Net future income tax liabilities	439	486

Income tax expenses consisted of:

	2006 $'000	2005 $'000
Current income tax	46,948	648,539
Future income tax	184,286	248,925
Total	231,234	897,464

The Company has recognized a valuation allowance for the future tax assets for which it is more likely than not that realization will not occur.

As at December 31, 2006, the Company has non-capital loss carry forwards for Canadian purposes aggregating approximately $3,973,000 available to reduce taxable income otherwise calculated in future years. These losses expire from year 2007 to 2026. The Company also has non-capital loss carry forwards for China tax purposes aggregating $577,000 available to reduce taxable income otherwise calculated in future years. $237 of the losses expire in 2007 with the majority of the losses expiring in 2011.

The Company also has capital losses expiring in 2009 of $1,208,000 available to offset future capital gains in Canada.

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.

Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically

15. TAXATION (cont'd)

found in countries with more developed tax systems.

The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

The Company is subject to a late payment surcharge on an amount outstanding to the tax authorities in charge. Depending on the extent and significance of late payment, the Company is also subject to a penalty of up to five times the amount that is overdue. The ultimate amount of penalty may be reduced by negotiation with the local tax authorities in charge.

Subsequent to the year-end, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. CEN may be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, management will continue to monitor the implementation rules of the grandfathering provisions of the new law.

16. FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income tax payable and loans payable approximate their fair value due to the short-term nature of these instruments. It is not practical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.

Four [2005 – two] customers represent in excess of 10% of trade accounts receivable at December 31, 2006. Three [2005 – two] customers represent in excess of 10% of total revenue at December 31, 2006.

The majority of the Company's assets, liabilities, revenues and expenses are denominated in Renminbi, which was tied to the US Dollar and is now tied to a basket of currencies of China's largest trading partners, is not a freely convertible currency. The appreciation of the Renminbi against the US Dollar would result in an increase in the

16. FINANCIAL INSTRUMENTS (cont'd)

assets, liabilities, revenues and expenses of the Company and a foreign currency gain included in comprehensive income. Conversely, the devaluation of the Renminbi against the US Dollar would result in a decrease in the assets, liabilities, revenues and expenses of the Company and a foreign currency loss included in comprehensive income. At December 31, 2006, approximately $759,888 of the cash and cash equivalents [2005 - $2,092,337] are held in Renminbi. The Company is not subject to significant interest risk.

17. SUBSEQUENT EVENTS

Subsequent to the year-end, 457,496 share purchase warrants with an exercise price of $0.54 (C$0.72) per share and 42,401, share purchase warrants with an exercise price of $0.85 (C$1.14) per share were extended for a period of one year expiring on January 17, 2008.

18. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company's head office is located in Vancouver, British Columbia. The operations of the Company are primarily in two geographic areas: Canada and China. All of the Company's revenue is generated in China. All goodwill and majority of all of the capital assets are located in China. A summary of geographical information for the Company's assets and net loss for the years is as follows:

	2006	2005
Assets		
Canada	1,900,902	1,315,040
China	7,989,674	10,583,968
Total Assets	9,890,576	11,899,008

	2006	2005
Net Income (loss) for the year		
Canada	(1,721,928)	(716,138)
China	(846,459)	5,715
Net loss for the year	(2,568,387)	(710,423)

END